Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Fronteer Development Group Inc. (“Fronteer”) 1055 West Hastings Street Suite 1650 Vancouver, British Columbia V6E 2E9

Item 2	Date of Material Change

July 27, 2007

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated on July 27, 2007.

Item 4	Summary of Material Change

NewWest Gold Corporation (“NewWest”) and Fronteer have entered into an arrangement agreement dated July 27, 2007 (the “Arrangement Agreement”) pursuant to which Fronteer will acquire all of the outstanding common shares in the capital of NewWest pursuant to a plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”). Pursuant to the Arrangement: (a) each NewWest common share will be exchanged for 0.26 common shares of Fronteer; and (b) each NewWest option, whether or not vested, will be vested and exchanged for an option granted by Fronteer to purchase the number of common shares of Fronteer determined by multiplying the number of NewWest common shares subject to such NewWest option by 0.26 and the exercise price will be adjusted by dividing the exercise price of the NewWest option by 0.26.

Item 5	Full Description of Material Change

Overview

NewWest and Fronteer have entered into the Arrangement Agreement pursuant to which Fronteer will acquire all of the outstanding NewWest common shares under the Arrangement. Pursuant to the Arrangement: (a) each NewWest common share will be exchanged for 0.26 common shares of Fronteer; and (b) each NewWest option, whether or not vested, will be vested and exchanged for an option granted by Fronteer to purchase the number of Fronteer common shares determined by multiplying the number of NewWest common shares subject to such NewWest option by 0.26 and the exercise price will be adjusted by dividing the exercise price of the NewWest option by 0.26.

The Arrangement must be approved by the majority required by an interim order to be obtained from the Supreme Court of British Columbia, which is expected to be at least two-thirds of the votes cast at a special meeting of NewWest’s shareholders and optionholders (voting as a single class). The completion of the Arrangement is conditional upon, among other things, obtaining shareholder approval and court approval. If the Arrangement is not effective on or prior to September 26, 2007, the Arrangement Agreement terminates unless the parties agree to extend that date. The Arrangement will become effective, subject to satisfaction of the above conditions, upon filing of all such documents required to be filed under the BCBCA to give effect to the Arrangement.

Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and as such is qualified in its entirety by the Arrangement Agreement. A copy of the Arrangement Agreement is being filed on SEDAR concurrently with the filing of this Material Change Report.

NewWest Directors’ Recommendation

The board of directors of NewWest has determined unanimously that the Arrangement is fair from a financial point of view, to the holders of the NewWest common shares and is in the best interests of NewWest and has determined unanimously to recommend that the NewWest shareholders and optionholders vote in favour of the Arrangement.

Non-Solicitation

Pursuant to the Arrangement Agreement, NewWest has agreed that it will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent: (i) make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal (as defined in the Arrangement Agreement) or potential Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (iii) make a Change in NewWest Recommendation (as defined in the Arrangement Agreement); (iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or (v) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of NewWest to approve the Arrangement.

Notice of Superior Proposal

NewWest is required to give notice to Fronteer of its intention to enter into an agreement that constitutes a Superior Proposal (as defined in the Arrangement Agreement). Upon receipt of such notice, Fronteer shall have 5 business days within which it may choose to match such Superior Proposal. If Fronteer fails to match such Superior Proposal, NewWest may terminate the Arrangement Agreement and enter into the Superior Proposal, provided it first pays the termination fee referred to below.

Termination Fee If:

a)

the Arrangement Agreement is terminated by Fronteer because an Acquisition Proposal in respect of NewWest has been made or proposed and the NewWest Board has made a Change in NewWest Recommendation (as defined in the Arrangement Agreement) or if NewWest proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement;

b)	the Arrangement Agreement is terminated by Fronteer due to a breach by NewWest of its obligations under the “no solicitation” provisions of the Arrangement Agreement;

c)

the Arrangement Agreement is terminated by Fronteer through the failure of NewWest to comply with its covenant to hold the shareholder and optionholder meeting in certain circumstances except if such failure has been caused by the failure of Fronteer to comply with its covenants to cooperate in the drafting of materials for the meeting and meeting materials or as a result of an order of the Court; or

d)

the Arrangement Agreement is terminated by Fronteer or NewWest as a result of the Lock-Up Agreement (as defined below) being terminated and, within 90 days of the date of such termination, NewWest enters into a definitive agreement in respect of an Acquisition Proposal, or its intention to enter into a definitive agreement with respect to an Acquisition Proposal is announced;

then NewWest shall pay to Fronteer a termination fee of C$820,000.

Termination Events The Arrangement Agreement may be terminated at any time prior to the effective date of the Arrangement:

a)	by the mutual written consent of NewWest and Fronteer;

b)	if any of the conditions set out in the Arrangement Agreement for the benefit of the terminating party is not satisfied or waived in accordance with the Arrangement Agreement;

c)	by Fronteer if an Acquisition Proposal in respect of NewWest has been made or proposed and the directors of NewWest have made a Change in NewWest Recommendation;

d)	by Fronteer or by NewWest if the shareholder and optionholder meeting shall have been held and completed and the required shareholder and optionholder approval has not been obtained;

e)

by either Fronteer or NewWest if the Arrangement shall not have been completed by the September 26, 2007, provided however, if the Arrangement has not been completed by such date because the shareholder and optionholder meeting has not been held due to the fault of NewWest, then NewWest shall not be entitled to terminate the Arrangement Agreement;

f)

by NewWest or Fronteer, if NewWest proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, provided that NewWest has paid its termination fee to Fronteer; or

g)	by Fronteer or NewWest, if the Lock-Up Agreement (as defined below) is terminated in accordance with its terms by the Significant Shareholder (as defined below).

Lock-Up Agreement

On June 28, 2007, NWG Investment Inc. (the “Significant Shareholder”) entered into a lock-up agreement (the “Initial Agreement”) with Fronteer pursuant to which the Significant Shareholder agreed, on and subject to the terms thereof, among other things, to tender to a take-over bid to be made by Fronteer for all of the NewWest common shares. Subsequently, Fronteer and the Significant Shareholder entered into a supplementary lock-up agreement dated July 27, 2007 to provide that the Significant Shareholder would vote in favour of the Arrangement (collectively with the Initial Agreement, the “Lock-Up Agreement”). The Significant Shareholder has also agreed not to option, sell or transfer any of its NewWest common shares to any person other than Fronteer and not to permit any encumbrances over or in respect of its NewWest common shares. The Significant Shareholder has also agreed to vote its NewWest common shares against any action at any meeting of NewWest shareholders that would be inconsistent with the obligations of NewWest under the Arrangement Agreement or the Arrangement. The Significant Shareholder holds approximately 86% of the outstanding NewWest common shares.

Notwithstanding the above, in addition to customary termination rights, the LockUp Agreement permits the Significant Shareholder to terminate the Lock-Up Agreement and accept a proposal that contemplates an offer to be made to all shareholders of NewWest and would result in consideration in excess of the value of the consideration under the Arrangement, subject to certain conditions including offering Fronteer the opportunity to match any such proposal and the payment by the Significant Shareholder of a termination fee of C$5,600,000.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. Sean Tetzlaff, Chief Financial Officer of Fronteer, who is knowledgeable about the details of the material change and may be contacted at (604) 632-4677.

Item 9	Date of Report

August 2, 2007.

(Signed) “Sean Tetzlaff”
 Sean Tetzlaff